Exhibit 99.1

17 Education & Technology Group Inc. Announces Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

BEIJING, China, March 28, 2023 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the fourth quarter and the year ended December 31, 2022.

Fourth Quarter 2022 Highlights1

•
Net revenues were RMB39.6 million (US$5.7 million), compared with net revenues of RMB542.5 million in the fourth quarter of 2021.
•
Gross margin was 52.1%, compared with 64.8% in the fourth quarter of 2021.
•
Net loss was RMB103.1 million (US$15.0 million), compared with net loss of RMB25.6 million in the fourth quarter of 2021.
•
Net loss as a percentage of net revenues was negative 260.7% in the fourth quarter of 2022, compared with negative 4.7% in the fourth quarter of 2021.
•
Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB33.0 million (US$4.8 million), was RMB70.1 million (US$10.2 million), compared with adjusted net income (non-GAAP) of RMB17.0 million in the fourth quarter of 2021.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 177.3% in the fourth quarter of 2022, compared with the 3.1% of adjusted net income as a percentage of net revenues in the fourth quarter of 2021.

Fiscal Year 2022 Highlights

•
Net revenues were RMB531.1 million (US$77.0 million), compared with net revenues of RMB2,184.5 million in 2021.
•
Gross margin was 61.2%, compared with 59.8% in 2021.
•
Net loss was RMB177.9 million (US$25.8 million), representing a year-over-year decrease of 87.7% from RMB1,441.9 million in 2021.
•
Net loss as a percentage of net revenues was negative 33.5% in 2022, narrowing from negative 66.0% in 2021.
•
Adjusted net loss (non-GAAP), which excluded share-based compensation expenses of RMB129.6 million (US$18.8 million), was RMB48.3 million (US$7.0 million), representing a year-over-year decrease of 96.1% from adjusted net loss (non-GAAP) of RMB1,246.7 million in 2021.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 9.1% in 2022, compared with negative 57.1% in 2021.

1 For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.

2 Adjusted net income (loss) represents net income (loss) excluding share-based compensation expenses.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of the Company commented, “The COVID outbreak in China in the fourth quarter 2022 caused significant delays in the bidding and delivery processes of our projects, which in turn affected our revenue and financial results in the quarter. However, we responded quickly by adapting our product offerings for alternative distribution channels and payment structure to remain agile under the new environment.”

“Despite the environment, we are pleased to see significant progress since the last quarter. On March 23, 2023, the Company was officially awarded a new educational digital transformation project based on smart-pen and intelligent homework in Shanghai Minhang District with a contract value of RMB 116 million. This project clearly illustrates the industry recognition for our teaching and learning SaaS offering, which has an outstanding ability to facilitate daily teacher and student use on a mass scale. This ability is rooted in our deep understanding of classroom and homework scenarios, accumulated AI technology and data insights, as well as smooth online-offline integration.”

Mr. Michael Du, Director and Chief Financial Officer of the Company commented, “The delay in the bidding and delivery process of several of our projects significantly affected the revenue recognized in the fourth quarter and thus our overall financial performance. However, such fluctuation in revenue are inevitable during the early stage of our business development, especially given the external environment.”

“Nevertheless, we are pleased to report that our continuous cost and expense reduction measures have allowed us to significantly reduce our net loss in 2022, despite the termination of our legacy K-12 after-school online tutoring operation which accounted approximately 95% of our revenue in the past. With China’s economy recovering from the COVID-19 pandemic, we are confident the latest awarded project is another important milestone in the Company’s continuous transformation into new business strategies.”

Fourth Quarter 2022 Unaudited Financial Results

Net Revenues

Net revenues for the fourth quarter of 2022 were RMB39.6 million (US$5.7 million), representing a year-over-year decrease of 92.7% from RMB542.5 million in the fourth quarter of 2021, mainly due to the cessation of the Company's online K-12 tutoring services by the end of 2021. Excluding net revenue from online K-12 tutoring services, net revenues increased significantly from RMB16.6 million to RMB39.6 million during the same period, representing a year-over-year increase of 137.7%. Net revenue decreased by 68.2% on a quarter-on-quarter basis due to delays in project delivery and revenue recognition resulting from the COVID-19 pandemic during the reporting period.

Cost of Revenues

Cost of revenues for the fourth quarter of 2022 was RMB18.9 million (US$2.7 million), representing a year-over-year decrease of 90.1% from RMB191.2 million in the fourth quarter of 2021, which was largely in line with the decrease in net revenues due to the cessation of the Company's online K-12 tutoring services under the new regulatory and business environment.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2022 was RMB20.6 million (US$3.0 million), representing a year-over-year decrease of 94.1% from RMB351.4 million in the fourth quarter of 2021.

Gross margin for the fourth quarter of 2022 was 52.1%, representing a year-over-year decrease of 12.7 percentage points, compared with 64.8% in the fourth quarter of 2021.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended December 31,
	2021		2022			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	104,054	19.2%	17,562	2,546	44.4%	-83.1%
Research and development expenses	159,524	29.4%	51,792	7,509	130.9%	-67.5%
General and administrative expenses	83,100	15.3%	71,607	10,382	181.0%	-13.8%
Impairment for property and equipment and right-of-use assets	33,586	6.2%	—	—	—	-100.0%
Total operating expenses	380,264	70.1%	140,961	20,437	356.3%	-62.9%

Total operating expenses for the fourth quarter of 2022 were RMB141.0 million (US$20.4 million), representing a year-over-year decrease of 62.9% from RMB380.3 million in the fourth quarter of 2021.

Sales and marketing expenses for the fourth quarter of 2022 were RMB17.6 million (US$2.5 million), representing a year-over-year decrease of 83.1% from RMB104.1 million in the fourth quarter of 2021. This was mainly due to the decreases in promotional course expenses and advertising expenditures as a result of the changes in regulatory environment, as well as staff optimization in line with business adjustment.

Research and development expenses for the fourth quarter of 2022 were RMB51.8 million (US$7.5 million), representing a year-over-year decrease of 67.5% from RMB159.5 million in the fourth quarter of 2021. The decrease was primarily attributable to staff optimization in line with business adjustment.

General and administrative expenses for the fourth quarter of 2022 were RMB71.6 million (US$10.4 million), representing a year-over-year decrease of 13.8% from RMB83.1 million in the fourth quarter of 2021. The decrease was primarily due to staff optimization in line with business adjustment.

Impairment for property and equipment and right-of-use assets for the fourth quarter of 2022 were nil, compared with RMB33.6 million in the fourth quarter of 2021.

Loss from Operations

Loss from operations for the fourth quarter of 2022 was RMB120.3 million (US$17.4 million), compared with RMB28.9 million in the fourth quarter of 2021. Loss from operations as a percentage of net revenues for the fourth quarter of 2022 was negative 304.2%, compared with negative 5.3% in the fourth quarter of 2021.

Net Loss

Net loss for the fourth quarter of 2022 was RMB103.1 million (US$15.0 million), compared with net loss of RMB25.6 million in the fourth quarter of 2021. Net loss as a percentage of net revenues was negative 260.7% in the fourth quarter of 2022, compared with negative 4.7% in the fourth quarter of 2021.

Adjusted Net Income (Loss) (non-GAAP)

Adjusted net loss (non-GAAP) for the fourth quarter of 2022 was RMB70.1 million (US$10.2 million), compared with adjusted net income (non-GAAP) of RMB17.0 million in the fourth quarter of 2021.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net income (loss) (non-GAAP).

Fiscal Year 2022 Unaudited Financial Results

Net Revenues

Net revenues in 2022 were RMB531.1 million (US$77.0 million), representing a year-over-year decrease of 75.7% from RMB2,184.5 million in 2021, mainly due to the cessation of the Company's online K-12 tutoring services by the end of 2021. Excluding net revenue from online K-12 tutoring services, net revenues increased significantly from RMB55.9 million to RMB531.1 million during the same period, representing an 8.5-fold year-over-year increase. The increase was mainly attributable to the steady progress of our business transformation.

Cost of Revenues

Cost of revenues in 2022 was RMB206.2 million (US$29.9 million), representing a year-over-year decrease of 76.5% from RMB878.2 million in 2021, which was largely in line with the decrease in net revenues.

Gross Profit and Gross Margin

Gross profit in 2022 was RMB324.9 million (US$47.1 million), representing a year-over-year decrease of 75.1% from RMB1,306.3 million in 2021.

Gross margin in 2022 was 61.2%, compared with 59.8% in 2021.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the years indicated (in thousands, except for percentages):

	For the year ended December 31,
	2021		2022			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	1,412,873	64.7%	79,129	11,473	14.9%	-94.4%
Research and development expenses	800,163	36.6%	235,846	34,194	44.4%	-70.5%
General and administrative expenses	445,440	20.4%	221,029	32,046	41.6%	-50.4%
Impairment for property and equipment and right-of-use assets	121,294	5.6%	—	—	—	-100.0%
Total operating expenses	2,779,770	127.3%	536,004	77,713	100.9%	-80.7%

Total operating expenses in 2022 were RMB536.0 million (US$77.7 million), representing a year-over-year decrease of 80.7% from RMB2,779.8 million in 2021.

Sales and marketing expenses in 2022 were RMB79.1 million (US$11.5 million), representing a year-over-year decrease of 94.4% from RMB1,412.9 million in 2021. This was mainly due to the decreases in promotional course expenses and advertising expenditures as a result of the changes in regulatory environment, as well as staff optimization in line with business adjustment.

Research and development expenses in 2022 were RMB235.8 million (US$34.2 million), representing a year-over-year decrease of 70.5% from RMB800.2 million in 2021. The decrease was primarily attributable to staff optimization in line with business adjustment.

General and administrative expenses in 2022 were RMB221.0 million (US$32.0 million), representing a year-over-year decrease of 50.4% from RMB445.4 million in 2021. The decrease was primarily due to staff optimization in line with business adjustment.

Impairment for property and equipment and right-of-use assets in 2022 was nil, compared with RMB121.3 million in 2021.

Loss from Operations

Loss from operations in 2022 was RMB211.1 million (US$30.6 million), compared with RMB1,473.5 million in 2021. Loss from operations as a percentage of net revenues in 2022 was negative 39.8%, improving from negative 67.5% in 2021.

Net Loss

Net loss in 2022 was RMB177.9 million (US$25.8 million), representing a year-over-year decrease of 87.7% from RMB1,441.9 million in 2021. Net loss as a percentage of net revenues was negative 33.5% in 2022, compared with negative 66.0% in 2021.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) in 2022 was RMB48.3 million (US$7.0 million), compared with adjusted net loss (non-GAAP) of RMB1,246.7 million in 2021.

Cash and Cash Equivalents, Restricted Cash and Short-term Investment

Cash and cash equivalents, restricted cash and short-term investment were RMB737.7 million (US$107.0 million) as of December 31, 2022, compared with RMB1,180.9 million as of December 31, 2021.

Conference Call Information

The Company will hold a conference call on Monday, March 27, 2023 at 9:00 p.m. U.S. Eastern Time (Tuesday, March 28, 2023 at 9:00 a.m. Beijing time) to discuss the financial results for the fourth quarter of 2022.

Please note that all participants will need to preregister for the conference call participation by navigating to https://register.vevent.com/register/BIcf07f34141ae49c1a8f350fec81e8b0a.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure; because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months and the fiscal year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The Company also provides a personalized self-directed learning product to Chinese families, which is not a tutoring service. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	As of December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	1,180,898	707,895	102,635
Restricted cash	—	10,231	1,483
Short-term investment	—	19,531	2,832
Accounts receivable	—	34,824	5,049
Prepaid expenses and other current assets	161,826	140,894	20,428
Total current assets	1,342,724	913,375	132,427
Non-current assets
Property and equipment, net	69,811	32,295	4,682
Right-of-use assets	153,963	30,052	4,357
Other non-current assets	13,923	4,802	696
TOTAL ASSETS	1,580,421	980,524	142,162
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB93,115 and RMB35,220 as of December 31, 2021 and December 31, 2022, respectively)	392,293	153,023	22,186
Deferred revenue and customer advances, current (including deferred revenue and customer advances, current of the consolidated VIEs without recourse to the Group of RMB239,267 and RMB40,092 as of December 31, 2021 and December 31, 2022, respectively)	243,878	42,385	6,145
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB29,113 and RMB8,179 as of December 31, 2021 and December 31, 2022, respectively)	46,885	18,719	2,714
Total current liabilities	683,056	214,127	31,045

	As of December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB57,906 and RMB3,563 as of December 31, 2021 and December 31, 2022, respectively)	100,329	7,534	1,092
TOTAL LIABILITIES	783,385	221,661	32,137
SHAREHOLDERS' EQUITY
Class A ordinary shares	293	279	40
Class B ordinary shares	38	38	6
Additional paid-in capital	10,859,107	10,954,822	1,588,300
Accumulated other comprehensive income	18,691	62,689	9,089
Accumulated deficit	(10,081,093)	(10,258,965)	(1,487,410)
TOTAL SHAREHOLDERS' EQUITY	797,036	758,863	110,025
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,580,421	980,524	142,162

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the three months ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	542,548	39,556	5,735
Cost of revenues	(191,182)	(18,938)	(2,746)
Gross profit	351,366	20,618	2,989
Operating expenses (Note 1)
Sales and marketing expenses	(104,054)	(17,562)	(2,546)
Research and development expenses	(159,524)	(51,792)	(7,509)
General and administrative expenses	(83,100)	(71,607)	(10,382)
Impairment for property and equipment and right-of-use assets	(33,586)	—	—
Total operating expenses	(380,264)	(140,961)	(20,437)
Loss from operations	(28,898)	(120,343)	(17,448)
Interest income	3,298	4,705	682
Foreign currency exchange loss	(370)	—	—
Other income, net	415	12,500	1,812
Loss before provision for income tax	(25,555)	(103,138)	(14,954)
Income tax expenses	—	—	—
Net loss	(25,555)	(103,138)	(14,954)
Net loss available to ordinary shareholders of 17	(25,555)	(103,138)	(14,954)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.05)	(0.21)	(0.03)
Net loss per ADS (Note 2)
Basic and diluted	(0.50)	(2.10)	(0.30)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	506,970,707	492,323,728	492,323,728

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the three months ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	7,071	5,268	764
Research and development expenses	24,751	7,352	1,066
General and administrative expenses	10,742	20,385	2,956
Total	42,564	33,005	4,786

Note 2: Each one ADS represents ten Class A ordinary shares. Effective on November 17, 2021, the Company changed the ratio of its ADS to its Class A ordinary shares from two ADSs representing five Class A ordinary shares to one ADS representing ten Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Net Loss	(25,555)	(103,138)	(14,954)
Share-based compensation	42,564	33,005	4,786
Adjusted net income (loss)	17,009	(70,133)	(10,168)

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the year ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	2,184,520	531,064	76,997
Cost of revenues	(878,236)	(206,208)	(29,897)
Gross profit	1,306,284	324,856	47,100
Operating expenses (Note 1)
Sales and marketing expenses	(1,412,873)	(79,129)	(11,473)
Research and development expenses	(800,163)	(235,846)	(34,194)
General and administrative expenses	(445,440)	(221.029)	(32,046)
Impairment for property and equipment and right-of-use assets	(121,294)	—	—
Total operating expenses	(2,779,770)	(536,004)	(77,713)
Loss from operations	(1,473,486)	(211,148)	(30,613)
Interest income	24,573	11,352	1,646
Foreign currency exchange gain	2,326	159	23
Other income, net	4,674	21,765	3,156
Loss before provision for income tax	(1,441,913)	(177,872)	(25,788)
Income tax expenses	—	—	—
Net loss	(1,441,913)	(177,872)	(25,788)
Net loss available to ordinary shareholders of 17	(1,441,913)	(177,872)	(25,788)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(2.92)	(0.35)	(0.05)
Net loss per ADS (Note 2)
Basic and diluted	(29.20)	(3.50)	(0.50)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	494,055,703	502,801,926	502,801,926

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the year ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	25,776	17,305	2,509
Research and development expenses	60,002	28,624	4,150
General and administrative expenses	109,436	83,629	12,125
Total	195,214	129,558	18,784

Note 2: Each one ADS represents ten Class A ordinary shares. Effective on November 17, 2021, the Company changed the ratio of its ADS to its Class A ordinary shares from two ADSs representing five Class A ordinary shares to one ADS representing ten Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the year ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Net Loss	(1,441,913)	(177,872)	(25,788)
Share-based compensation	195,214	129,558	18,784
Adjusted net loss	(1,246,699)	(48,314)	(7,004)